Deutsche Bank Liquid Commodity Index – Mean Reversion Plus™ Excess Return Linked Buffered Underlying Securities (BUyS)

Out-Performance ▪ Commodities ▪ Bullish ▪ Medium Term Investment

Indicative Terms as of August 12, 2008

CUSIP:	2515A0 RC 9
Issuer:	Deutsche Bank AG, London Branch
Rating[1]:	Moody's Aa1 / S&P AA-
Maturity / Tenor:	Five Years
Index:	Deutsche Bank Liquid Commodity Index – Mean Reversion Plus™ Excess Return (DBLCMPUE)
Initial Level:	Official closing level of the Index on the Trade Date
Final Level:	Official closing level of the Index on the Final Valuation Date

Index Return:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Participation Rate:	140% - 160% (TBD on Trade Date)
Buffer Level:	10% of the Initial Level (first 10% depreciation of the Index is fully protected)

Payment at Maturity:

If the Final Level:

(a) is greater than or equal to the Initial Level, a cash payment equal to the Index Return multiplied by the Participation Rate. Accordingly, the Payment at Maturity will be: $1,000 + ($1,000 x Index Return x Participation Rate); OR

(b) is less than the Initial Level, and such decline is equal to or less than the Buffer Level, the Payment at Maturity will be $1,000; OR

(c) is less than the Initial Level, and such decline is greater than the Buffer Level, the Payment at Maturity will be $1,000 + [$1,000 x (Index Return + Buffer Level)].

Discounts and Commissions: The Agents will not receive a commission in connection with the sales of the BUyS. Deutsche Bank Securities, Inc. and other agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 face amount. Deutsche Bank Securities, Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 face amount.

Agents: Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas

Best Case Scenario at Maturity

If the Index Return is positive, investor receives 140% - 160% (TBD on Trade Date) of the performance of the Index at maturity.

Worst Case Scenario at Maturity

If the Final Level is lower than the Initial Level by more than the Buffer Level, an investment in the BUyS will decline by 1% for every 1% decline in the Index beyond the Buffer Level. Subject to the credit of the Issuer, the maximum loss on an investment is 90%.

Benefits

- Uncapped leveraged participation if the Index Return is positive
- BUyS will outperform the Index at maturity if the Final Level is above or below the Initial Level.
- The Index combines the approach of the Deutsche Bank Liquid Commodity Index – Mean Reversion™ to commodity allocation that underweights relatively expensive, and overweights relatively inexpensive, inter-sector commodity futures contracts with a quantitative, rules-based, momentum strategy that aims to immunize returns from downturns by fully or partially investing in the Deutsche Bank Liquid Commodity Index – Mean Reversion™ based on detected cyclical upswings and downturns in global commodity markets.

Risks

- Because the BUyS do not offer full principal protection of your initial investment and the return of the BUyS is linked to the performance of the Index, you may lose up to 90% of your initial investment.
- Return on the BUyS is linked to the performance of the Index
- An investment in the BUyS is subject to the credit of the Issuer.

Important Dates

Offering Period:	August 12 – August 29, 2008
Trade Date:	August 29, 2008
Settlement Date:	September 4, 2008
Final Valuation Date:	August 29, 2013
Maturity Date:	September 4, 2013 (5 years)

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated August 12, 2008
R-5818-1 (08/08)

[1] As of August 1, 2008. A credit rating is not a recommendation to buy, sell or hold the BUyS and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the BUyS other than the ability of the Issuer to meet its obligations.

Return Scenarios at Maturity (Assumes a Buffer Level of 10% and a Participation Rate of 150%)		
Index Return (%)	BUyS Return (%)	Payment at Maturity (per $1,000 invested)
-30.0%	-20.0%	$800
-15.0%	-5.0%	$950
-10.0%	0.0%	$1,000
-5.0%	0.0%	$1,000
0%	0.0%	$1,000
5.0%	7.5%	$1,075
10.0%	15.0%	$1,150
15.0%	22.5%	$1,225
20.0%	30.0%	$1,300
30.0%	45.0%	$1,450

This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the BUyS. No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis.

Selected Risk Factors

YOUR INVESTMENT IN THE BUyS MAY RESULT IN A LOSS — The BUyS do not guarantee any return of your initial investment in excess of $100 per $1,000 face amount. The return on the BUyS at maturity is linked to the performance of Index and will depend on whether, and the extent to which, the Index performance is positive or negative.

STRATEGY RISK — The Index takes the strategy of investing fully or partially in the Deutsche Bank Liquid Commodity Index – Mean Reversion Plus™ Excess Return ("Underlying Index") based on the view that the Underlying Index exhibits momentum. The proportion of the Index invested in the Underlying Index, which we refer to as the "Index Weight", is determined by how well the Underlying Index has performed over the previous year, with greater weight being given to the Underlying Index's performance over recent months. We cannot guarantee that this strategy will be successful or that the assumptions on which the strategy is predicated are accurate. When the Underlying Index's performance has been negative for significant periods during the previous year, the Index Weight will be less than 100%, in which case the Index performance will not fully reflect any subsequent appreciation of the Underlying Index. For example, the Underlying Index may experience a downward trend, leading to a reduction in the Index Weight, followed by a recovery, in which case the Index will not fully participate in the gains realized by the Underlying Index during the recovery. Likewise, if the Underlying Index has appreciated over recent periods then undergoes a sudden, significant decline, the Index Weight will be 100% or close to 100% and the Index will participate largely or fully in such decline. In such case, the momentum strategy will not effectively protect holders of the securities from the decline in the Underlying Index. Unless the Index Weight is 0%, the Index will participate at least partially in any decline in the Underlying Index.

THE RISK OF INVESTING IN COMMODITIES CAN BE SUBSTANTIAL — The price of the BUyS and the commodities which comprise the Underlying Index may be affected by numerous market factors, including events in the equity markets, the bond market and the foreign exchange market, fluctuations in interest rates, and world economic, political and regulatory events. A rise in the value of one commodity may be offset by a fall in the value of one or more of the other commodities comprising the Underlying Index.

POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE THE ISSUER, THE CALCULATION AGENT FOR THE BUyS, THE SPONSOR AND THE CALCULATION AGENT FOR THE INDEX ARE THE SAME LEGAL ENTITY — Deutsche Bank AG is the Issuer and the calculation agent for the BUyS, and the sponsor and the calculation agent for the Index. There can be no assurance that any determinations made by Deutsche Bank AG in these various capacities will not affect the value of the BUyS or the level of the Index. Because determinations made by Deutsche Bank AG in these roles may affect the Payment at Maturity, potential conflicts of interest may exist between Deutsche Bank AG and you.

LACK OF LIQUIDITY — There may be little or no secondary market for the BUyS. The BUyS will not be listed on any securities exchange.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE BUyS — In addition to the level of the Index on any day, the value of the BUyS will be affected by a number of economic, market and political factors that may either offset or magnify each other.

OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX OR THE MARKET VALUE OF THE BUyS – We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the BUyS, which could affect the level of the Index or the value of the BUyS.

COUNTERPARTY RISK — The payment of amounts owed to you under the BUyS is subject to the Issuer's ability to pay. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.

TAX TREATMENT — Significant aspects of the U.S. federal income tax treatment of the BUyS are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in the accompanying term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 469J and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 469J and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the BUyS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the BUyS prior to their issuance. We will notify you in the event of any changes to the terms of the BUyS, and you will be asked to accept such changes in connection with your purchase of any BUyS. You may also choose to reject such changes, in which case we may reject your offer to purchase the BUyS.